BTQ Appoints Dr. Sean Kwak, Korea's Foremost Expert in Applied Quantum Technology, as Strategic Advisor to Accelerate Global Commercialization

Vancouver, Canada and Seoul, Korea July 3, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce the appointment of Dr. Sean Kwak as a Strategic Advisor to the Company.

Dr. Sean Kwak is among Korea's most recognized leaders in applied quantum technology. In 2011, he established Korea's first private quantum research lab at SK Telecom, Korea's largest mobile operator, marking a pivotal milestone in the country's quantum technology development. During his time at SK Telecom, Kwak scaled the quantum research lab into the country's premier telco quantum-security programme. In 2016 his team switched on the world's first operator-grade QKD-protected LTE backbone, later extending quantum encryption across 330 kilometers of 5G fibre routes linking Seoul, Daejon and Daegu. Over the past decade, he has led the development and commercialization of SK Telecom's portfolio of quantum products - spanning quantum random-number generators (QRNG) and high-assurance cryptographic hardware - which continues to generate solid seven-figure annual revenue.

Kwak previously served as Executive Vice President at ID Quantique (Switzerland), where he helped expand the company's global footprint, and as a former member of the Presidential Advisory Council on Science and Technology in Korea. He is currently the CEO of Genesis Quantum Inc., a Korean startup focused on commercializing quantum key distribution (QKD) technologies for secure communications. He also received personal commendations from Korea's Ministry of Science and ICT and Ministry of National Defense for his contributions to national quantum infrastructure and cybersecurity readiness.

As BTQ accelerates its efforts to bring post-quantum cryptography (PQC) and quantum communications to real-world deployments, Kwak's appointment reinforces the Company's commercial credibility and strategic depth globally. Kwak's mandate at BTQ will include:

● Spearheading BTQ Korea's market operations and anchor partnerships with leading telecom and defense organizations

● Representing BTQ in global and regional standardization bodies with his nearly two decades of committee leadership experience

● Advise on the rapid rollout of BTQ's post-quantum cryptography and quantum communication products across Asia-Pacific

"We are grateful and excited to welcome Dr. Kwak to the BTQ team," said Olivier Roussy Newton, CEO of BTQ Technologies. "His unique expertise in quantum R&D and commercialization strengthens our ability to scale both current and future products. As we push forward globally, his addition reinforces our mission to accelerate quantum advantage."

"With over a decade of experience since 2011 in developing and commercializing quantum technologies, I look forward to supporting BTQ's real-world deployments and contributing to their strategic growth globally," said Dr. Sean Kwak.

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

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ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.